FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica – TEF - Arbitration award Coltel	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (herein after “Telefónica”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Upon request of the National Securities Market Commission (Comisión Nacional del Mercado de Valores), we announce in relation to the Significant Event registered today that the amount established in the arbitration award affecting Colombia Telecomunicaciones, SA, ESP (“ColTel”) and other telecommunications operator in Colombia is 1,652,981 million of Colombian Pesos (approximately 469.5 million Euros) for ColTel (67.5% of which is owned by TELEFÓNICA, S.A. and 32.5% of which is owned by the Government of the Colombian Nation) and, therefore, out of this aggregate amount only 67.5% could be relevant for TELEFÓNICA, S.A.

The arbitration award was issued in the arbitration proceedings initiated by the Colombian Ministry of Information Technologies and Communications (“ITC”) in connection with its intention to revert certain assets earmarked for the provisions of mobile voice services under former concessions.

As indicated in the aforementioned Significant Event, we reiterate that the arbitration award is subject to a potential procedure for clarifications and/or corrections at the request of either party and that Telefónica is currently assessing the implications of such award and the remedies available both at the domestic and international levels.

Madrid, July 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 27, 2017	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors